BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

August 3, 2004


04036117

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Pacific Topaz Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since December 16, 2003:

A. Copy of the Issuer's Annual Report on Form 16 as of February 21, 2004.

B. Annual General Meeting

- copies of Notices of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Mailing List Return Card

C. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended November 30, 2003 with relevant Quarterly Report on BC Form 51-901F.

D. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended May 31, 2004 with Quarterly Report on BC Form 51-901F.

E. Copies of news releases issued during the relevant period.

F. Copies of BC Forms 53-901F/ Forms 51-102F3 (Material Change Reports) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures



Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

82-285

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY **B** REGISTERED OFFICE ADDRESS

PACIFIC TOPAZ RESOURCES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

SEE REVERSE FOR HOW TO FILE THIS ANNUAL REPORT

C ACCESS CODE – Required for Internet filing.
26358753

D CERTIFICATE OF INCORPORATION NUMBER
260471

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1983 FEBRUARY 21

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2004 FEBRUARY 21

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BOYCE,	JAMES	1376 ARBORLYNN DRIVE NORTH VANCOUVER B C	V7J2V3
PALMER,	MARVIN G.	2721 SOUTH GARFIELD, KENNEWICK WASHINGTON, 99336	
PALMER,	NEIL	2721 SOUTH GARFIELD, KENNEWICK, WASHINGTON, U.S.A. 99336	
ROLAND,	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6E1C9

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
PALMER, PRESIDENT, CEO, CFO	MARVIN G.	2721 SOUTH GARFIELD, KENNEWICK WASHINGTON, 99336	

Note: Please sign and date on last page



CHOOSE FROM THE FOLLOWING OPTIONS TO COMPLETE YOUR E-FILING

FILE ONLINE VIA THE INTERNET




Visit **www.cr.bconline.com** and complete your filing using a credit card to pay ***OR***
For BC OnLine customers, file using your BC OnLine account.

- Filing fee is $35.00 + $1.61 BC OnLine service fee.

Services are available between 6am & 8pm Monday to Saturday, including statutory holidays.

For questions about connecting to the system, contact the BC OnLine help desk at 250 953-8200 or 1 800 663-6102. Internet terminals are located at most government agent office, libraries and at internet cafes.

IF YOU PREFER TO FILE BY MAIL

You can **mail** your Annual Report filing to:


dd
DYE & DURHAM

Dye & Durham
734 Broughton Street,
Victoria BC V8W 1E1

Enclose your **completed, signed form** and a **cheque payable** to Dye & Durham for **$47.29.** No receipt will be sent.

For more options, information and/or convenient locations call toll free 1 800 665-6211 or visit **www.dyedurhambc.com**

Important – Under the *BC Company Act*, if a company **fails to file** an Annual Report for two consecutive years, the Registrar may strike the company from the register and dissolve it.

G Changes to Registered or Records Office Addresses

If either of these addresses will be changed, you may still continue to file your annual report electronically. However, it is important to submit a Notice to Change Office as soon as possible. The registered office is the location for legally serving the company and the records office is where the company's records must be kept. Both offices require a physical address in British Columbia. A Notice to Change Office must be submitted to the address below. Please ensure you sign the form and include the fee of $20.00.

H Exception to Filing Electronically – Changes to Directors

If there has been a change of directors **prior to the anniversary date shown in Box F**, and that change has not been filed, you must submit a Notice of Directors (Form 8/9) for filing. The Notice of Directors and the company's annual report MUST be submitted together IN PAPER FORM along with the appropriate fees to the address below. Please ensure you also enter the change of director(s) on the annual report form, sign both forms and ensure appropriate fees are included. The fee to file the Annual Report is $35.00 and to file the Notice of Directors is $20.00. Cheque or money order is acceptable.

If you are required to submit on paper, please mail your form(s) to:

Corporate and Personal Property Registry
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

If the notice of directors has already been submitted for filing but the changes are not reflected on the annual report, we suggest you contact the Corporate Registry at 250 356-8626 for instructions.

If you have any questions, or if you require a Notice of Directors or Notice to Change Office form, call the Registry (8:30 am – 4:30 pm) at 250 356-8626 or dial direct from the lower mainland at 604 775-1047, or fax your request to 250 356-6422. These and other forms are also available for download from our Web site at **www.fin.gov.bc.ca/registries**

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
260471

PACIFIC TOPAZ RESOURCES LTD.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
PALMER, SECRETARY	NEIL	2721 SOUTH GARFIELD, KENNEWICK, WASHINGTON, U.S.A. 99336	

CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED
YYYY MM DD
2004 04 16

FIN 757/D Rev. 2003 / 11 / 4 (Prescribed)

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Pacific Topaz Resources Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	694933 10 2
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	May 31, 2004
5	Record Date for Notice	:	April 22, 2004
6	Record Date for Voting	:	April 22, 2004
7	Beneficial Ownership Determination Date	:	April 22, 2004
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 30th day of March, 2004.

Sincerely,

PACIFIC TOPAZ RESOURCES LTD.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
Director

82-1285

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

April 2, 2004

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2



Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **Pacific Topaz Resources Ltd.**	
ISIN:	CA6949331020
Meeting Date:	May 31, 2004
Record Date for Notice:	April 22, 2004
Record Date for Voting:	April 22, 2004
Beneficial Ownership Determination Date:	April 22, 2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Sandy Hunter"

Sandy Hunter
PACIFIC CORPORATE TRUST COMPANY

/ps

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

82-1285

RECEIVED
2004 JUN 10 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF **PACIFIC TOPAZ RESOURCES LTD.** (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE SHAREHOLDERS TO BE HELD ON MAY 31, 2004.

The undersigned, a registered Shareholder of the Company, hereby appoints Raymond Roland, or failing him, James Boyce, both Directors of the Company, or instead of either of them ________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Shareholders of the Company to be held on May 31, 2004 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. FOR ( ) OR AGAINST ( ) determining the number of Directors at four.

4. The election of the following as Directors:

   (a) JAMES BOYCE: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) NEIL PALMER: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) IRVIN RIDD: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) RAYMOND ROLAND: FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) approving the proposed stock option plan for implementation by the Company.

6. (a) FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 common shares without par value, into 50,000,000 common shares without par value, every two (2) of such common shares before consolidation being consolidated into one (1) common share without par value; and

   (ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 common shares without par value; and

(iii) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions.

(b) FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

(i) the Company consolidate all of its common shares without par value from 100,000,000 common shares without par value, into 33,333,333 common shares without par value, every three (3) of such common shares before consolidation being consolidated into one (1) common share without par value; and

(ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 common shares without par value; and

(iii) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions.

(c) FOR ( ) OR AGAINST ( ) authorizing the Directors to implement such of the two consolidations approved by the Shareholders pursuant to the foregoing items (a) and (b) as they in their sole discretion see fit.

7. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

(a) the name of the Company be changed from Pacific Topaz Resources Ltd. to International Pacific Topaz Resources Ltd. or such other name as the Board of Directors may approve; and

(b) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly wherever the name of the Company appears therein.

8. FOR ( ) OR AGAINST ( ) approving the possible creation of a control block or change of control resulting from the issuance of additional common shares in connection with future financings by way of private placement, shares for debt issuances or other issuances relating to the Company's reorganization.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Raymond Roland or James Boyce, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy, to be valid, must be dated and signed by the Shareholder or his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Shareholder, or by an officer or attorney of a corporate Shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the registered office of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

____

NUMBER OF SHARES ________________

DATED this ______ day of ____________________, 2004.



ANNUAL RETURN CARD

SUPPLEMENTAL MAILING LIST
(National Instrument 54-101)

TO: **Pacific Topaz Resources Ltd.**
(the "Company")
#501, 905 West Pender Street
Vancouver, B.C., V6C 1L6
(CUSIP No. 694933 10 2)

In accordance with National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" ("NI 54-101"), and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter, while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to NI 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your e-mail address in the space provided below.

I, the undersigned, certify that I am the owner of shares (other than debt instruments) of the Company and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Dated: ____________________ 2004

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

If an e-mail address is provided and "mail" is not marked as Preferred Method of Communication, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the quarterly reports, if delivery by electronic means is allowed by applicable regulatory rules and policies.

82-1285



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B and C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.	**May 31, 2004**	**04/07/29**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	**RAYMOND ROLAND**	**04/07/29**
"James Boyce"	**JAMES BOYCE**	**04/07/29**

(Electronic signatures should be entered in "quotations")

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the six months ended May 31, 2004

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

General and administrative expenses
– See consolidated financial statements attached

Acquisition and Deferred Exploration Costs
Nugget Queen Claims

Balance, November 30, 2003	$	183,268
Assay		98
Balance, May 31, 2004	$	183,366

2. Related party transactions:
– See Note 7 to the consolidated interim financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period: Nil

b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class
– See Note 6 to the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
– See Note 6 to the consolidated financial statements

c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
– See Note 6 to the consolidated financial statements

d) Number of shares in each class of shares subject to escrow or pooling agreements
– See Note 6 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
James Boyce, Director
Neil Palmer, Secretary and Director
Raymond Roland, Director

Schedule C. Management Discussion
– See attached

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the six months ended May 31, 2004

Schedule C. Management Discussion

NATURE OF BUSINESS

Pacific Topaz Resources Ltd. (the "Issuer", T:PPZ.H – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. The Issuer is exploring for gold and silver on its Queen Nugget Gold/Silver claims located on Vancouver Island, British Columbia, Canada. All of the Issuer's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Issuer relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Issuer also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

RESULTS OF OPERATIONS

The Issuer incurred a net loss of $95,725 ($0.013 per share) for the six month period ended May 31, 2004 comparable to a net loss of $82,059 ($0.011 per share) for the same period in 2003. During the six months ended May 31, 2004 the Issuer incurred interest expense of $32,290 (2003: $ 28,493), management fees of $15,000 (2003: $15,000), rent of $18,000 (2003: $18,000) and professional fees of $9,196 (2003: $9,987). The increase in the net loss was due primarily to the $10,797 increase in interest charges and $4,651 in filing fees and listing costs.

RESOURCE PROPERTY INTERESTS

Queen Nugget Gold/Silver Property, British Columbia, Canada.

The Issuer holds the right to acquire a 100% interest in the Nugget-Queen Gold Silver Property. The Issuer considers the Nugget-Queen property to have excellent exploration targets for economic gold and silver deposits. Exploration of the Nugget-Queen property to date has successfully identified significant potential.

Exploration programs conducted by both the Issuer and previous operators have resulted in over approximately $355,000 in exploration expenditures, including drilling, from 1995 to date. The Nugget-Queen is in a favourable geological environment for quartz vein hosted gold deposits.

The Nugget-Queen Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The property represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic mineralization containing significant precious metal values, which are associated with quartz and/or quartz-carbonate veining or silicification that is localized by a shear and fracture zones having an east-west to west-northwest structural orientation.

The Issuer may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in the Queen Nugget Gold/Silver Claims pursuant to a property purchase agreement. The Issuer continues to explore this property for gold and silver.

The purchase agreement terms have been amended to allow the Issuer to earn a 100% interest in the claims by issuing 100,000 shares in its capital stock, paying $207,500 ($175,000 outstanding) payable by November 1, 2004, and incurring exploration expenditures of $200,000 by May 2005. The Issuer is currently conducting further exploration on the property.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Issuer during the period.

LIQUIDITY AND CONTINUING OPERATIONS

As at May 31, 2004, the Issuer had a working capital deficiency of $972,369 and accumulated losses of $4,146,099 since inception. Its ability to continue as a going concern is dependent upon the ability of the Issuer to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

During the six month ended May 31, 2004 the Issuer filed a notice of its intention to complete a private placement for the issuance of 26,666,667 units, at $0.0525 per unit for gross proceeds of $1,400,000. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional share at $0.10 per share for a period of two years. A finders fee of $50,000 has been agreed to be paid. 3,809,524 units for a total proceeds of $200,000 are be issued on the flow-through basis. The placement is subject to regulatory approval.

Coincident with the completion of the private placement, the Issuer has filed an application with the Exchange for reinstatement of the Company on the TSX Venture Exchange as a Tier 2 Issuer.

OUTLOOK

The Issuer plans to increase exploration activity at the Queen Nugget Gold/Silver Property with the proceeds of its financing and review other exploration properties.

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

May 31, 2004 and 2003

(Unaudited – Prepared by Management)

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) May 31, 2004	(Audited) November 30, 2003
ASSETS		
Current		
Cash	$ 1,738	$ 1,259
Amounts receivable	12,000	12,000
GST recoverable	1,921	2,898
Prepaid expenses	1,925	2,358
	17,584	18,515
Capital assets – Note 3	216	255
Resource properties – Note 4	183,366	183,268
	$ 201,166	$ 202,038
LIABILITIES		
Current		
Accounts payable – Note 4	$ 784,804	$ 690,353
Due to related parties – Note 7	142,081	141,679
Notes payable – Notes 5 and 7	63,068	63,068
	989,953	895,100
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	3,357,311	3,357,311
Deficit	(4,146,098)	(4,050,373)
	(788,787)	(693,062)
	$ 201,166	$ 202,038

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director *"James Boyce"*, Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended May 31, 2004 and 2003
(Unaudited – Prepared by Management)

	Three months ended May 31, 2004	Three months ended May 31, 2003	Six months ended May 31, 2004	Six months ended May 31, 2003
Administrative expenses				
Amortization	$ 19	$ 1,092	$ 38	$ 2,178
Automobile	1,873	1,947	1,873	3,157
Bank charges and interest	20,498	16,354	39,290	28,493
Filing fees	4,383	637	5,884	1,233
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	2,205	742	3,298	1,217
Professional fees	6,696	2,000	9,196	9,987
Rent	9,000	9,000	18,000	18,000
Transfer agent fees	1,601	866	2,216	1,437
Travel and promotion	-	37	930	1,357
Net loss for the period	53,775	40,175	95,725	82,059
Deficit, beginning of the period	4,092,323	3,869,154	4,050,373	3,827,270
Deficit, end of the period	$ 4,146,098	$ 3,909,329	$ 4,146,098	$ 3,909,329
Basic and diluted loss per share	$ 0.008	$ 0.005	$ 0.013	$ 0.011

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
for the three and six months ended May 31, 2004 and 2003
(Unaudited – Prepared by Management)

	Three months ended May 31, 2004	Three months ended May 31, 2003	Six months ended May 31, 2004	Six months ended May 31, 2003
Operating Activities				
Net loss for the period	$ (53,775)	$ (40,175)	$ (95,725)	$ (82,059)
Add items not affecting cash:				
Amortization	19	1,092	38	2,178
	(53,756)	(39,083)	(95,687)	(79,881)
Changes in non-cash working capital items related to operations:				
Accounts receivable	2,447	(1,365)	978	(7,792)
Prepaid expenses	527	(1,079)	433	(3,033)
Accounts payable	53,890	42,234	94,451	88,555
Due to related parties	(936)	-	402	4,232
	2,172	707	577	2,081
Investing Activities				
Increase in resource property	-	(1,755)	(98)	(2,713)
Increase (decrease) in cash during the period	2,172	(1,048)	479	(632)
Cash, beginning of period	(434)	1,134	1,259	718
Cash, end of period	$ 1,738	$ 86	$ 1,738	$ 86
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

PACIFIC TOPAZ RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004, and 2003
(Unaudited – Prepared by Management)

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2004 the company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at May 31, 2004, the Company had a working capital deficiency of $972,369 and accumulated losses of $ 4,146,098 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

(b) Capital Assets

Capital assets are recorded at cost. The Company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

(c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(d) Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Stock-based Compensation Plan

Effective March 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" to be applied prospectively. Under the recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Effective for the fiscal year commencing December 1, 2003, the Company has adopted the fair-value method for all stock-based compensation to employees and consultants, to be applied on a prospective basis.

(f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	May 31, 2004			May 31, 2003
	Cost	Accumulated Amortization	Net	Net
Automobile	$ -	$ -	$ -	$ 12,096
Computer equipment	1,247	1,031	216	319
	$ 1,247	$ 1,031	$ 216	$ 12,415

Note 4 Resource Properties

	May 31,	
Nugget Queen claim group	2004	2003
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs	8,366	7,968
	$ 183,366	$ 182,968

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the Company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by November 1, 2004 (included in accounts payable at February 28, 2004).

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

Acquisition costs were written down by $163,510 in the year ended November 30, 2002 to an amount equal to the remaining cash consideration payable.

Note 5 Notes Payable

	2004	2003
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$ 49,068	$ 45,920
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.	14,000	14,000
	$ 63,068	$ 59,920

Note 6 Share Capital – Note 9

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number	$
Balance, November 30, 2002, 2003 and May 31, 2004	7,481,413	3,357,311

(c) Escrow

At May 31, 2004 87,499 (2002: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

Due to related parties of $142,081 (2003: $21,232) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $5,000 (2003: $5,000) owing to a company with a common director.

82-128

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

April 30, 2004

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the three-month period ended February 28, 2004 have been filed. Pacific Topaz Resources Ltd. incurred a net loss of $41,950 ($0.01 per share) for the period ended February 28, 2004, comparable to a loss of $41,874 ($0.01 per share) for the period ended February 28, 2003.

PACIFIC TOPAZ RESOURCES LTD.

per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-1285

PACIFIC TOPAZ RESOURCES LTD.



501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

June 1, 2004

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (the "Company") announces that it is proceeding with its private placement of up to $1,000,000 for which it filed a Price Reservation Form with the NEX on December 2, 2003. The private placement forms part of the Company's plan to graduate to Tier 2 of the TSX Venture Exchange. The private placement will be increased to up to $1,400,000 and will now consist of the sale of 26,666,667 units at $0.0525 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.10 per share. $200,000 will be issued on a flow-through basis.

The proceeds of the private placement will be used for general corporate matters, working capital, to complete the acquisition of the Nugget Queen Property, funding exploration at Nugget Queen and debt payment.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

April 30, 2004

Item 3. Press Release

Press Release dated April 30, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that its unaudited interim financial statements for the three-month period ended February 28, 2004 have been filed.

Item 5. Full Description of Material Change

The Issuer is pleased to announce that its unaudited interim financial statements for the three-month period ended February 28, 2004 have been filed. The Issuer incurred a net loss of $41,950 ($0.01 per share) for the period ended February 28, 2004, comparable to a loss of $41,874 ($0.01 per share) for the period ended February 28, 2003.

Item 6. Reliance on Section 7(2) of the National Instrument 51-102

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. **Senior Officers**

Dr. Marvin Palmer, President - (509) 783-6138.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of May, 2004.

"Raymond Roland"
Raymond Roland, Director

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 1, 2004

Item 3. **Press Release**

Press Release dated June 1, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is proceeding with an earlier announced private placement.

Item 5. **Full Description of Material Change**

The Issuer announces that it is proceeding with its private placement of up to $1,000,000 for which it filed a Price Reservation Form with the NEX on December 2, 2003. The private placement forms part of the Issuer's plan to graduate to Tier 2 of the TSX Venture Exchange. The private placement will be increased to up to $1,400,000 and will now consist of the sale of 26,666,667 units at $0.0525 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share. $200,000 will be issued on a flow-through basis.

The proceeds of the private placement will be used for general corporate matters, working capital, to complete the acquisition of the Nugget Queen Property, funding exploration at Nugget Queen and debt payment.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day of June, 2004.

Raymond Roland, President